SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission file number: 001-35223
_______________________

BioLineRx Ltd.
(Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On May 31, 2020, BioLineRx Ltd. (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional and accredited investors providing for the issuance of an aggregate of 2,510,286 American Depositary Shares, each representing 15 ordinary shares, NIS 0.10 per share, of the Company (the “ADSs”) in a registered direct offering at $1.75 per ADS for aggregate gross proceeds of approximately $4.39 million. The offering is expected to close on or about June 3, 2020, subject to the satisfaction of customary closing conditions.

In addition, under the Purchase Agreement, the investors will receive unregistered warrants to purchase an aggregate of up to 2,510,286 ADSs. The warrants will be immediately exercisable, will expire two and one-half years from issuance and have an exercise price of $2.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if on or following three months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 60 days following the closing of the offering, subject to certain customary exceptions. In addition, subject to a limited exception, the Purchase Agreement provides that for a period of one year following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. The definition of “variable rate transactions” includes sales of the Company’s ADSs under the Company’s at-the-market offering through BTIG, LLC for which the limited exception noted above does not apply.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a placement agent fee equal to 7% of the gross proceeds from the sale of the ADSs in the offering, a management fee equal to 1% of the gross proceeds from the sale of the ADSs in the offering, a non-accountable expense allowance of $25,000, an accountable expense allowance of $35,000 and clearing fees of $12,900. The Placement Agent or its designees will also receive warrants on substantially the same terms as the investors in the offering in an amount equal to 5% of the aggregate number of ADSs sold in the offering, or 125,514 ADSs, at an exercise price of $2.1875 per ADS.

The ADSs and the underlying ordinary shares in the registered direct offering will be issued pursuant to a prospectus supplement dated as of May 31, 2020 which will be filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-222332) (the “Registration Statement”), which became effective on January 19, 2018, and the base prospectus dated as of January 19, 2018 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs, ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The warrants, the placement agent warrants and the ADSs and ordinary shares underlying the warrants and placement agent warrants are being offered and sold pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder. The investors and placement agent designees have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants, the placement agent warrants and the ADSs and ordinary shares underlying the warrants and placement agent warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the warrants, the placement agent warrants and underlying ADSs and ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Purchase Agreement, warrants and placement agent warrants are subject to, and qualified in their entirety by the complete text of such documents attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of Yigal Arnon & Co. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on June 1, 2020, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about June 3, 2020. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit No.	Description

5.1	Opinion of Yigal Arnon & Co.

10.1	Form of Securities Purchase Agreement dated as of May 31, 2020 between BioLineRx Ltd. and the investors listed therein

10.2	Form of Warrant to be issued by BioLineRx Ltd. on June 3, 2020

10.3	Form of Placement Agent Warrant to be issued by BioLineRx Ltd. on June 3, 2020

23.1	Consent of Yigal Arnon & Co. (contained in Exhibit 5.1)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: June 3, 2020